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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)*


                              ARGONAUT GROUP, INC.
                              --------------------
                                (Name of Issuer)


                     Common Stock, par value $.10 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   04015710-9
                        --------------------------------
                                 (CUSIP Number)


                                December 31, 2004
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [X] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 04015710-9                                           Page 2 of 9 Pages

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1   NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    (ENTITIES ONLY)

    HCC INSURANCE HOLDINGS, INC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                5   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      6   SHARED VOTING POWER
   EACH
 REPORTING          3,001,984
  PERSON       -----------------------------------------------------------------
   WITH         7   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER

                    3,001,984
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,001,984
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.95%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC
--------------------------------------------------------------------------------


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ITEM 1(a). NAME OF ISSUER.

         Argonaut Group, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         10101 Reunion Place, Suite 500
         San Antonio, Texas 78216

ITEM 2(a). NAME OF PERSON FILING.

         HCC Insurance Holdings, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE.

         HCC Insurance Holdings, Inc.
         13403 Northwest Freeway
         Houston, Texas 77040-6094

ITEM 2(c). CITIZENSHIP.

         Delaware

ITEM 2(d). TITLE OF CLASS OF SECURITIES.

         Common Stock, par value $.10 per share. (HCC Insurance Holdings, Inc., through a direct subsidiary, has acquired 548,674 shares of the Issuer's common stock. HCC Insurance Holdings, Inc. has also acquired, through its direct or indirect subsidiaries, 2,453,310 shares of the Issuer's Mandatorily Convertible Preferred Stock. Other purchasers, unaffiliated with HCC, have acquired an additional 500,000 shares of such Preferred Stock. The Preferred Stock is convertible on a 1-for-1 basis for the Issuer's Common Stock. If not previously converted, the Preferred Stock will mandatorily convert on the 10th anniversary of its issuance. If all persons convert, HCC would own 9.79% of the Issuer's then outstanding shares of Common Stock.)

ITEM 2(e). CUSIP NUMBER.

         04015710-9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT SECTIONS 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


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        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e) [ ] An investment advisor in accordance with SECTION
                240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with
                SECTION 240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with
                SECTION 240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with SECTION 240.13d-1(b)(1)(ii)(J).


ITEM 4. OWNERSHIP.

        (a) Amount beneficially owned: 3,001,984. (HCC Insurance Holdings, Inc., through a direct subsidiary, owns 548,674 shares of the Issuer's Common Stock. HCC Insurance Holdings, Inc. has acquired 2,453,310 shares of the Issuer's Mandatorily Convertible Preferred Stock. Other purchasers, unaffiliated with HCC, have acquired an additional 500,000 shares of such Preferred Stock. The Preferred Stock is convertible on a 1-for-1 basis for the Issuer's Common Stock. If not previously converted, the Preferred Stock will mandatorily convert on the 10th anniversary of its issuance. If all persons convert, HCC would own 9.79% of the Issuer's then outstanding shares of Common Stock.)

        (b) Percent of class: 9.95%

        (c) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 0

            (ii)  Shared power to vote or to direct the vote: 3,001,984

            (iii) Sole power to dispose or to direct the disposition of: 0

            (iv)  Shared power to dispose or to direct the disposition of:
                  3,001,984


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ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      See Exhibit A for the identity of the subsidiaries which directly beneficially own the securities reported herein.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10. CERTIFICATIONS

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2005


                                             By:     /S/  Christopher L. Martin
                                                --------------------------------
                                             Name:   Christopher L. Martin
                                                  ------------------------------
                                             Title:  Executive Vice President
                                                   -----------------------------


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                                  EXHIBIT INDEX


Exhibit A     Information Required by Item 7

Exhibit B     Joint Filing Agreement between HCC Insurance Holdings, Inc., HCC
              Strategic Investments, LLC, Houston Casualty Company, U.S.
              Specialty Insurance Company, HCC Life Insurance Company and Avemco
              Insurance Company